UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41730

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Paseo de los Tamarindos No. 90,

Torre II, Piso 28, Col. Bosques de las

Lomas

Cuajimalpa, C.P. 05120

Mexico City

United Mexican States

+52 (55) 5950-0070

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

CORPORACION INMOBILIARIA VESTA, S.A.B. DE C.V.

NOTICE TO SHAREHOLDERS

In compliance with the resolutions adopted at the Ordinary and Extraordinary General Shareholders' Meeting of Corporación Inmobiliaria Vesta, S.A.B. de C.V., held on March 21st, 2024, the Company announces to its shareholders and securities depository institutions that on April 16th, 2024, the first installment of the dividend decreed at the aforementioned meeting will be paid. The dividend amounts to US$16,171,621.75 equivalent to an amount per share issued and entitled to receive dividends of US$0.0183189452467654. In accordance with the resolution of the aforementioned meeting, payment will be made in cash in Mexican pesos, through the S.D. Indeval, S.A. de C.V., Institution for the Deposit of Securities, considering the exchange rate published by the Bank of Mexico in the Official Gazette on the business day prior to the payment date, which is Monday, April 15, 2024.

Mexico City, on April 4, 2024

/s/ Alejandro Pucheu Romero
Lic. Alejandro Pucheu Romero
Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación Inmobiliaria Vesta, S.A.B. de C.V.

By:	/s/ Juan Felipe Sottil Achutegui
	Name:	Juan Felipe Sottil Achutegui
	Title:	Chief Financial Office

Date: April 5, 2024